May 21, 2021

Katherine Bagley

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Core & Main, Inc.
Draft Registration Statement on Form S-1
Submitted April 16, 2021
CIK No. 0001856525

Dear Ms. Bagley:

This letter sets forth the responses of Core & Main, Inc. (the “Registrant”) to the comments contained in your letter, dated May 14, 2021, relating to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on April 16, 2021. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 submitted April 16, 2021

Prospectus Summary

Our Company, page 1

1.

To provide context for investors regarding your financial position, where you discuss your net sales, net income attributable to partners’ capital, and Adjusted EBITDA, please briefly discuss your indebtedness.

In response to the Staff’s comment, the Registrant has revised its disclosure to include a brief description of the Registrant’s indebtedness.

Customers, Suppliers and Products, page 2

2.

You disclose that “approximately 84% of our net sales for fiscal 2020 were to customer accounts that purchased products from us in each of the last five years.” Please amend your disclosure to describe whether you expect to continue to derive a significant portion of your net sales from prior customers in future periods.

In response to the Staff’s comment, the Registrant has revised its disclosure to describe that it expects to continue to derive a significant portion of its net sales from its existing customers in future periods.

3.

Please amend your disclosure to clarify why you believe you “obtain preferred access to specialized products, in addition to preferred access to products during periods of material shortages or when shorter-than-usual lead times are required for certain projects.”

In response to the Staff’s comment, the Registrant has revised its disclosure to clarify why it believes it obtains such preferred access.

K. Bagley	May 21, 2021

4.

We note your disclosure that “[o]ur largest single supplier represented 9% of product expenditures for fiscal 2020, and our top ten suppliers represented 42% of total product expenditures during the same period.” Please amend your disclosure to state whether you expect this trend in suppliers to continue in future periods.

In response to the Staff’s comment, the Registrant has revised its disclosure to state that it does not expect its historical supplier concentration trends to change materially in future periods.

Multiple Levers for Organic Growth, page 10

5.

You disclose that “[t]hrough our strategic accounts program, we directly partner with large national contractors and private water companies, who typically pursue large, complex projects or have specialized procurement needs.” Please tell us whether this program results in entry into partnership or strategic agreements that are material to your business. As necessary, please revise your disclosure and exhibit index.

In response to the Staff’s comment, the Registrant advises the Staff that it does not view any partnerships, arrangements or agreements that it enters into through its strategic accounts program to be material to the Registrant’s business. Accordingly, the Registrant does not believe that any changes to the disclosure or exhibits are necessary in response to the Staff’s comment.

Proven Ability to Execute and Integrate Acquisitions, page 10

6.

We note your disclosure that “[g]iven the highly fragmented and localized nature of our markets, we maintain a robust pipeline of future acquisition candidates.” Please amend your “Use of Proceeds” disclosure to clarify whether and to what extent Holdings and its subsidiaries may use proceeds from this offering to effect a future acquisition.

The Registrant acknowledges the Staff’s comment and advises the Staff that it expects Holdings and Opco will use all of the net proceeds from the offering, along with net proceeds from borrowings under the New Term Loan Facility, which the Registrant expects Opco to enter into in connection with the offering in order to refinance its existing indebtedness, and cash on hand, to redeem and prepay, as applicable, the Senior PIK Toggle Notes, the Senior Notes and the outstanding term loans under the Senior Term Loan Facility. The Registrant advises the Staff that Holdings and its subsidiaries do not intend to use the proceeds from this offering to effect a future acquisition.

Replicate Successful Expansion in Underpenetrated Geographies, page 14

7.

You disclose that “[n]ew branches have historically had highly attractive ROIC characteristics, often requiring limited capital investment to open and typically breaking even within the first year.” Please amend your disclosure to clarify what is meant by “limited” capital investment, and provide additional detail regarding how “often” your new branches require only limited investment. Further, please disclose the percentage of your new branches that break even within the first year, to provide context for your statement that the same is “typical.”

In response to the Staff’s comment, the Registrant has revised its disclosure to disclose the approximate amount of initial capital expenditures that has historically been required to open each new branch. The Registrant has also revised its disclosure to disclose that all of the branches it has opened since 2017 that have operated for at least two years have generated positive operating income within the first two years and that it expects that its more recently opened branches will be able to achieve similar results.

K. Bagley	May 21, 2021

Organizational Structure, page 16

8.

To provide added clarity for investors regarding the Reorganization Transactions and your organizational structure before and after this offering, please present in this section diagrams showing the Blocker Mergers, and your organizational structure before and after the Reorganization Transactions and this offering. Please also provide a diagram of the Blocker Mergers and your organizational structure before the offering where you present the diagram showing your organizational structure after the offering on page 72.

In response to the Staff’s comment, the Registrant has revised its disclosure in each of the “Prospectus Summary—Organizational Structure” and “The Reorganization Transactions” sections such that both sections include diagrams showing the Blocker Mergers and the Registrant’s organizational structure before and after the Reorganization Transactions and the offering.

9.	Please amend your disclosure to identify the certain members of your management on whose behalf Management Feeder will hold Class B common stock and Partnership Interests.

In response to the Staff’s comment, the Registrant has revised its disclosure to identify that Management Feeder will hold Class B common stock and Partnership Interests on behalf of all of the Registrant’s executive officers, as well as other employees of the Registrant.

The Offering

Conflicts of Interest, page 23

10.

Please amend your risk factor disclosure to describe the risks to investors, if any, related to conflicts of interest created by the affiliate of J.P. Morgan Securities LLC being an administrative agent and a lender under your Senior Term Loan Facility.

In response to the Staff’s comment, the Registrant has revised its disclosure to add a risk factor describing the risks to investors related to conflicts of interest created by an affiliate of J.P. Morgan Securities LLC being an administrative agent and a lender under the Registrant’s Senior Term Loan Facility.

Risk Factors

Risks Related to Our Business

“We are subject to price fluctuations in our product costs…”, page 29

11.

Please quantify the impact on your business of price volatility due to the decline in product supply related to the winter storms of 2021 in Texas, if estimable and material. Please make conforming changes to your risk factor disclosure in the last risk factor on page 32.

In response to the Staff’s comment, the Registrant has revised its disclosure to disclose that it estimates it experienced an approximately 35% increase in PVC pipe prices in the first quarter of fiscal 2021 compared to the first quarter of fiscal 2020 as a result of the combined effect of COVID-19 on the global economy, hurricanes in the second half of 2020, the winter storms of 2021 in Texas and supply and demand dynamics.

“Our industry and the markets in which we operate are fragmented . . .”, page 33

12.

You disclose that “[e]xcept for us and the one national competitor, we believe that no other single competitor in our industry accounts for greater than approximately 3% of total market share.” Please disclose the estimated market share for the “one national competitor.”

In response to the Staff’s comment, the Registrant has revised its disclosure to disclose such estimate.

K. Bagley	May 21, 2021

“A significant amount of our net sales . . .”, page 35

13.	We note your disclosure that “[a] significant amount of our net sales volume in fiscal 2020 was facilitated through the extension of credit . . . .” Please quantify the “significant amount.”

In response to the Staff’s comment, the Registrant has revised its disclosure to quantify such amount.

“We are subject to certain safety and labor risks . . .”, page 40

14.	Please amend your disclosure to briefly define “full-time equivalent associates.”

In response to the Staff’s comment, the Registrant has revised its disclosure to remove “full-time equivalent.” The Registrant advises the Staff that the approximately 3,700 associates in total refers to its total number of employees, which the Registrant refers to as “associates.”

“Interruptions in the proper functioning . . .”, page 42

15.

You disclose that “during fiscal 2020 a third-party payment processor with which we work experienced a ransomware attack that prevented them from processing check-based payments for us for a period of several weeks.” Please quantify any losses to you related to this attack, and describe any measures you took to remedy the delay in processing of check-based payments, if material.

The Registrant acknowledges the Staff’s comment and advises the Staff that while the Registrant experienced disruption to its standard check-processing procedures due to a ransomware attack on a third-party payment processor with which the Registrant works, the Registrant did not incur any material losses related to the attack. The Registrant proactively communicated with its vendors and the third-party processor to effectively manage the disruption. During this period, the Registrant collaborated with its vendors to ensure that the disruption to its payment processing did not result in the loss of any prompt payment discounts or rebates. In addition, the Registrant shifted payment from the affected third-party processor to wire transfers and manual checks for certain vendor relationships.

“We occupy most of our facilities under long-term non-cancelable leases . . .”, page 45

16.	Please amend your disclosure to quantify, for the periods presented, the extent of your liability for payments under leases for closed or idled facilities.

In response to the Staff’s comment, the Registrant has revised its disclosure to remove the references to closed or idled facilities because the financial impact to the Registrant associated with these liabilities has been immaterial.

Risks Related to Our Organizational Structure

“The Tax Receivable Agreements will require us to make cash payments . . .”, page 52

17.

We note your disclosure that “[t]he amount of the cash payments that we will be required to make under the Tax Receivable Agreements is expected to be significant.” Please provide an estimate of the cash payments that will be required under the Tax Receivable Agreements, or tell us why you are unable to do so.

The Registrant acknowledges the Staff’s comment and advises the Staff that the cash payments required under the Tax Receivable Agreements are not estimable at this time for the reasons described below, and that the Registrant will disclose such cash payments in a future amendment to the Registration Statement once estimable. The Registrant will enter into two Tax Receivable Agreements: the Former Limited Partners Tax Receivable Agreement and the Continuing Limited Partners Tax Receivable Agreement.

K. Bagley	May 21, 2021

The Former Limited Partners Tax Receivable Agreement will compensate the Former Limited Partners for previously existing tax attributes associated with their partnership interests in Holdings that are being exchanged for shares of the Registrant’s Class A common stock in connection with the Reorganization Transactions. These exchanges will create tax attributes for the Registrant, which will be recorded as a deferred tax asset on its balance sheet and under the Former Limited Partners Tax Receivable Agreement will result in a liability for cash payments to the exchanging shareholder. Calculating these cash payments is inherently difficult as they depend upon a variety of assumptions, including, but not limited to, the total amount of unamortized remaining tax attributes transferred to the Registrant pursuant to the Reorganization Transactions. The Registrant advises the Staff that while such amounts are not estimable at this time, the Registrant Statement previously included disclosure in Note 6 to the Unaudited Pro Forma Consolidated Financial Statements set forth in the section titled “Unaudited Pro forma Consolidated Financial Information” regarding the estimated deferred tax asset and related liability for cash payments under the Former Limited Partners Tax Receivable Agreement. The Registrant will complete such estimated amounts in a future amendment to the Registration Statement when an estimated offering size and price range are known.

The Continuing Limited Partners Tax Receivable Agreement will relate to any remaining tax attributes, if applicable, of CD&R Waterworks Holdings and additional tax attributes created upon the exchange of Partnership Interests for shares of the Registrant’s Class A common stock by the Continuing Limited Partners. These exchanges will create tax attributes for the Registrant, which will be recorded as a deferred tax asset on its balance sheet and under the Continuing Limited Partners Tax Receivable Agreement will result in a liability for cash payments to the exchanging shareholder. Calculating these cash payments is inherently difficult as they are dependent upon a variety of assumptions, including, but not limited to, the timing of the exchanges, the price of shares of the Registrant’s Class A common stock at the time of the exchange, the amount of tax distributions and payments to fund the Registrant’s obligations under the Tax Receivable Agreements, the Registrant’s taxable income and the applicable tax rates then in effect. The Registrant advises the Staff that while such amounts are not estimable at this time, the Registrant Statement previously included disclosure in Note 6 to the Unaudited Pro Forma Consolidated Financial Statements set forth in the section titled “Unaudited Pro forma Consolidated Financial Information” regarding the estimated deferred tax asset and related liability for cash payments under the Continuing Limited Partners Tax Receivable Agreement. The Registrant will fill in such estimated amounts, utilizing various assumptions, in a future amendment to the Registration Statement when an estimated offering size and price range are known.

Risks Related to Our Class A Common Stock and This Offering

“Following the completion of this offering, the CD&R Investors . . .”, page 60

18.

Please amend the disclosure on your cover page to state that, following the completion of this offering, if the CD&R Investors hold a required percentage of the total voting power of the outstanding shares of your common stock, they will continue to have the right to designate for nomination for election at least a majority of your directors and to designate your Chairman of the board of directors. Please also disclose the relevant percentages, when known.

In response to the Staff’s comment, the Registrant has revised its disclosure on the cover page to state that following the completion of the offering, the CD&R Investors will have the right to designate for nomination for election at least a majority of the Registrant’s directors so long as they (together with their affiliates) collectively beneficially own shares of the Registrant’s common stock and its other equity securities representing at least 50% of the total voting power of the outstanding shares of its common stock and its other equity securities, and to designate the Chairman of its board of directors (the “Board”) so long as they (together with their affiliates) collectively beneficially own shares of the Registrant’s common stock and its other equity securities representing at least 25% of the total voting power of the outstanding shares of its common stock and its other equity securities.

“We expect to be a ‘controlled company’ . . .”, page 63

19.	Please affirmatively disclose the “certain exemptions” you will continue to utilize following this offering.

In response to the Staff’s comment, the Registrant has revised its disclosure to specify that it intends to rely on the “controlled company” exemptions under the NYSE rules with respect to the requirement that a majority of the Registrant’s Board consist of independent directors, the requirement that the Nominating and Governance Committee be composed entirely of independent directors and the requirement that the Compensation Committee be composed entirely of independent directors.

K. Bagley	May 21, 2021

The Reorganization Transactions

Management Feeder and Unit Appreciation Rights, page 75

20.

You disclose that, in connection with the reorganization transactions, you “expect” that all Profits Units of Management Feeder will be converted into a number of common units of the recapitalized Management Feeder. Please amend your disclosure to clarify what will happen to the Profits Units if they are not converted into common units of Management Feeder.

In response to the Staff’s comment, the Registrant has revised its disclosure to clarify that all vested Profits Units of Management Feeder will be converted into a number of common units of the recapitalized Management Feeder with a fair market value at the time of the Reorganization Transactions that is equal to the liquidation value of such Profits Units at such time, based on the price of a share of Class A common stock to the public in the offering. The Registrant advises the Staff that, as described in the existing disclosure, all unvested Profits Units of Management Feeder will be converted into restricted common units of Management Feeder that are subject to time-vesting provisions that are substantially similar to the vesting provisions applicable to the corresponding unvested Profits Units immediately prior to the conversion in the Reorganization Transactions.

Dividend Policy, page 79

21.

Please briefly describe the regulatory and state law restrictions regarding distributions by a limited partnership to its partners that may limit distributions by your subsidiaries, and quantify any relevant limits on distributions imposed by these restrictions.

In response to the Staff’s comment, the Registrant has revised its disclosure to briefly describe applicable state law restrictions that may limit distributions by Opco and Holdings to their respective partners. The Registrant has also revised its disclosure to quantify the relevant limit on distributions by Opco and by Holdings imposed by applicable state law restrictions. The Registrant acknowledges the Staff’s comment to also briefly describe regulatory restrictions regarding distributions by a limited partnership to its partners that may limit distributions by its subsidiaries and advises the Staff that it is not aware of any such regulatory restrictions. Accordingly, the Registrant has revised its disclosure to remove references to applicable regulatory restrictions on distributions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 102

22.	Please amend your disclosure to discuss the future impact of payments under the Tax Receivable Agreements on your liquidity.

In response to the Staff’s comment, the Registrant has revised its disclosure to discuss the future impact of payments under the Tax Receivable Agreements on the Registrant’s liquidity.

Non-GAAP Financial Measures, page 107

23.

The denominator of the non-GAAP measure you call return on invested capital does not include debt or equity, so it does not appear to represent invested capital. Please retitle this non-GAAP measure to better describe what it actually represents and clearly state why this non-GAAP measure provides useful information to investors. Also, disclose your rationale for including net receivables, inventory and net property, plant and equipment less accounts payable in the denominator. Finally, disclose why operating lease right-of-use assets, goodwill and other intangible assets are excluded. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

K. Bagley	May 21, 2021

In response to the Staff’s comment, the Registrant has revised its disclosure to (i) retitle this metric “return on net tangible assets,” (ii) highlight that the Registrant believes “return on net tangible assets” is useful to investors as it demonstrates how efficiently an organization utilizes its assets used in its day-to-day operations, and (iii) explain that goodwill and intangible assets, net, are excluded as they are often a function of capital structure and acquisition timing, each of which may vary across a peer set.

Business

Our Company

Customers, Suppliers and Products, page 115

24.

Please label the graphics in this section to clarify to what the percentages refer. For example, clarify whether the percentages shown for customer diversity and customer tenure represent a percentage of net sales, revenue, or some other metric.

In response to the Staff’s comment, the Registrant has revised its disclosure to add a label to both graphics clarifying that the percentages shown for customer diversity and customer tenure represent a percentage of fiscal 2020 net sales.

Compensation Discussion and Analysis

Short-term Incentives, page 145

25.	To explain how MICP Adjusted EBITDA can be calculated from your financial statements, please amend your disclosure to describe the “certain employee and COVID19-related costs.”

In response to the Staff’s comment, the Registrant has revised its disclosure to describe the items included within certain employee and COVID-19-related costs.

Description of Certain Indebtedness, page 172

26.	Where you describe the guarantees for your relevant credit facilities, please briefly describe the “certain excluded subsidiaries,” where applicable.

In response to the Staff’s comment, the Registrant has revised its disclosure to disclose the most significant categories of future subsidiaries of Opco that will not be required to guarantee the obligations of Opco under the Senior ABL Credit Facility and the Senior Term Loan Facility. The Registrant advises the Staff that the full description of the categories of future subsidiaries of Opco that will not be required to be subsidiary guarantors under each of the Senior ABL Credit Facility and the Senior Term Loan Facility is set forth in the ABL Credit Agreement and Term Loan Credit Agreement, respectively, each of which is filed as an exhibit to the Registration Statement.

Core & Main Holdings, LP Consolidated Financial Statements

Note 1) Basis of Presentation & Description of Business

Segments, page F-13

27.

On your website, you list four industries you serve: Waterworks, Fire Protection, Landfill and Erosion and Geotextiles. You have Presidents for Waterworks and Fire Protection and six Regional Vice Presidents. Please tell us in detail how you concluded you have a single operating segment. In doing so, please also discuss:

•	why none of these industries or regions are operating segments,

•	your management structure from the top down to the Regional Vice President level,

•	how budgets are prepared, at what lower levels (e.g., industry and/or region) and frequency,

K. Bagley	May 21, 2021

•	whether lower level financial information is reviewed by the CODM and/or Board and, if so, describe what it is and how often it is reviewed, and

•	whether any managers are compensated based upon the performance of lower levels of the company and, if so, tell us who and explain how it works.

Refer to ASC 280-10-05-3 and paragraphs 50-1 and 50-6 through 50-9 of Section 280-10-50.

The Registrant acknowledges the Staff’s comment and provides the following information and rationale that the Registrant utilized in concluding that it has a single operating segment in accordance with ASC 280.

In making its assessment, the Registrant first evaluated the below three characteristics set forth in ASC 280-10-50-1 that a business component must meet in order to meet the definition of an operating segment:

a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Chief Operating Decision Maker

Given the general principle in ASC 280 of providing investors with management’s perspective and the aforementioned specific criteria, the Registrant first considered who is the chief operating decision maker (“CODM”). The Registrant determined that, in accordance with ASC 280-1-50-5, Chief Executive Officer (“CEO”) Stephen O. LeClair is responsible for allocating resources and assessing the financial performance of the business and therefore represents the CODM.

Financial Information Utilized by the CODM & Board

Upon the determination that CEO Stephen O. LeClair represents the CODM, in accordance with ASC 28-10-05-3(b), the Registrant considered the financial information regularly provided to the CODM for the assessment of performance and allocation of resources. Each month, the CEO receives the “Monthly Financial Review,” which includes total company financial metrics (including operating results, working capital, liquidity and cash flows), disaggregated product line and geographic revenue metrics, estimated end-market revenue growth metrics, market-based commodity product cost indicators and backlog information. The primary measure used by the Registrant to assess its performance is Adjusted EBITDA because it encompasses various elements of successful execution, including the ability to grow sales, maintain margin and efficiently leverage the Registrant’s general and administrative costs. Further, the Registrant believes third parties utilize Adjusted EBITDA to determine the growth and performance of the Registrant and to determine the underlying value of the Registrant. As such, the CEO is focused on growing this metric in an efficient manner.

The Registrant advises the Staff that the CODM reporting package includes financial information on a total company basis and external market-based financial data. The primary exception to the consolidated financial information is that disaggregated net sales information is presented in a variety of approaches – geography, significant product line, end-market, etc. – to allow for a general understanding of sales trends and customer behavior. However, the Registrant further advises the Staff that profitability-related metrics (e.g., Adjusted EBITDA) included in the CODM reporting package are only presented at the total company level in line with how the CODM operates the business. With only revenue data presented, the CODM does not receive profitability metrics to fully assess the operating performance of these product lines, geographic areas and end-markets. As such, the CODM does not have sufficient data to manage the company at a lower level.

K. Bagley	May 21, 2021

The Registrant advises the Staff that, as the overall industry is driven by customer trends and commonly aggregated by customer end-markets (consisting of residential, non-residential and municipal), data regarding these end-markets are obtained from third parties and included within the “Monthly Financial Report.” This data is utilized by the CEO to better understand the economic environment and identify industry trends that may impact the Registrant. However, this data is centered around impacts to the Registrant’s revenues and is not utilized by the CODM to assess performance, including profitability. In addition, the Registrant has not aligned its organization around these end-markets.

The Board is provided with financial data on a monthly basis, either through a Monthly Operating Review or quarterly Board meeting. The information provided in these sessions is generally a subset of the materials provided to the CODM in the “Monthly Financial Report” and includes the financial results of the total company.

Other Considerations

In addition to the defined criteria of ASC 280-10-50-1, the Registrant considered other qualitative factors in reaching its conclusion of a single reportable segment.

Management Structure & Compensation

The following chart depicts a summarized management structure of the Registrant, including the Registrant’s Executive Leadership Team (“ELT”) and the Regional Vice Presidents (“RVPs”) underneath the President, Waterworks.

The following table summarizes the responsibilities of the Chief Executive Officer and his direct reports.

Name	Title	Responsibility
Stephen O. LeClair	Chief Executive Officer Director	Develops and drives the strategic direction of the Registrant and maintains responsibility for interaction between the Registrant and the Registrant’s Board.
Mark R. Witkowski	Chief Financial Officer (“CFO”)	Supports strategic direction and the evaluation of the financial condition and performance of the Registrant.
John R. Schaller	President, Waterworks	Supports the distribution of waterworks infrastructure products, including the pipes, valves & fittings product line and storm drainage product line.

K. Bagley	May 21, 2021

Bradford A. Cowles	President, Fire Protection	Supports the fire protection product line, and coordinates with the waterworks-centric branches as the leader of the meter product line and private label strategic initiative (see further discussion in “Strategic Initiatives” section below).
Jeffrey D. Giles	Vice President, Corporate Development	Supports the Registrant’s strategy and inorganic growth initiatives (i.e., mergers and acquisitions).
Laura K. Schneider	Chief Human Resources Officer	Oversees human resources strategy to support the Registrant’s growth and strategic direction through employee development, retention and talent acquisition.
Mark G. Whittenburg	General Counsel and Secretary	Advises the Registrant’s ELT and Board on legal and strategic matters. Supports all legal, environmental, health and safety, contractual, and compliance issues.

As noted above, the CEO represents the CODM. The responsibilities of the ELT primarily consist of supporting the day-to-day operations of the Registrant, including both field and administrative operations. As the Registrant has a network of approximately 285 branches, the two Presidents and the RVPs are in place to communicate consistent messaging throughout the organization, drive strategic initiatives of the CEO, assist with key customer relationships and address operational and personnel issues within their regions.

Management Incentive Compensation

The Registrant also considered whether compensation structures were aligned with the conclusion of a single operating segment. The incentive compensation program for the CEO and all members of the ELT is solely based upon the financial metrics of the total company. These metrics include total company Adjusted EBITDA and total company net working capital as a percentage of net sales, which represent 80% and 20%, respectively, of the incentive compensation structure. All Vice Presidents (“VPs”), including the RVPs, are also aligned to the total company incentive compensation metrics applied to the ELT; however, the RVPs also receive compensation tied to the financial performance of their respective regions. Incentive compensation for field managers below the RVP level is linked with financial performance of their territory or branch to align their interests with that of the total company. This linkage, in full or in part for VPs and above, to company-wide financial performance further demonstrates that despite certain organizational structure titles, the focus of the business is around driving growth, profitability and managing resources of the Registrant on the whole.

Strategic Initiatives

The Registrant acknowledges the Staff’s comment that the Registrant has individuals with the titles of President, Waterworks and President, Fire Protection. However, the Registrant advises the Staff that these titles do not fully represent the responsibilities of these individuals. The Registrant has grouped branches based upon whether they are centered around fire protection products or waterworks products and, for administrative and organizational purposes, rolled these branches up to one of the two Presidents. However, each President is in charge of several strategic initiatives that are not only applicable to the branches in their organization structure. For example, one of the Registrant’s strategic initiatives is the meter product line, which represented approximately 10% of net sales in fiscal 2020 and centers around the distribution of smart meters to municipal customers to upgrade their network and drive efficiency in the meter reading process. Meter

K. Bagley	May 21, 2021

products are generally sold through waterworks-centric branches. Despite the fact that these branches aggregate to the President, Waterworks, the President, Fire Protection manages this initiative through a group of product specialists that work closely with waterworks-centric branches. The Registrant provides this example to demonstrate that, while these titles exist, the organization works collaboratively to drive company initiatives and total company growth and profitability and is consistent with a single operating segment conclusion.

The Registrant advises the Staff that another example of this collaborative approach is associated with the Registrant’s internal manufacturing resources. Since the acquisition in July 2019 of Long Island Pipe (“LIP”), a business that sources, fabricates, kits and sells fire protection products, the Registrant has worked to execute gross margin initiatives with the manufacturing capability of LIP’s Albany location. The Registrant determined that for certain pipe, valve & fittings products, the Registrant can source materials and manufacture certain products in the acquired Albany facility, which traditionally sourced fire protection product lines and branches, and then distribute these products through the Registrant’s waterworks-centric branches instead of procuring these products from third-party vendors. This private label program was initiated to maximize the use of company resources to derive the highest return on a total company basis. The Registrant believes this utilization of resources across multiple product lines aligns with its conclusion of a single operating segment.

Budget Process

The Registrant also considered the Registrant’s annual budgeting process. The Registrant’s financial, planning and analysis (“FP&A”) team initiates a comprehensive top-down approach to developing its annual budget. The process starts with evaluating third-party end-market reports to develop perspectives on underlying growth anticipated in the municipal, residential (i.e., single family home) and non-residential end-markets. The Registrant adjusts this information for any insights from management and its historical performance against end-market growth. In addition, a growth rate for the Registrant’s strategic initiatives, known or expected inflation and other unique items are factored in to develop an overall net sales growth rate. Margin and SG&A projections are developed with consideration of prior year trends, revenue growth and known areas of enhancement (e.g., rebates or high-level headcount). Concurrently, a bottoms-up budget is prepared for the FP&A team to evaluate the appropriateness of its top-down budget and investigate differences.

The CFO presents a proposed budget to the CEO. This budget provided to the CEO is at the total company level only. Once the CEO is satisfied with the budget process and the key assumptions underlying the budget, he approves the total company budget and it is submitted to the Board. As this budget approach is based on total company performance with the CODM, the Registrant views this budget approach to be consistent with the Registrant’s single operating segment conclusion.

Administrative Functions

In addition to a field operation focus of total company performance, the Registrant advises the Staff that the administrative functions are generally also established to support the Registrant in total and not by individual product lines or geographies. For example, functions such as human resources, environmental & safety, financial planning, accounting, cash application, accounts payable and information technology are all focused on supporting the total company. Although the credit function is generally aligned by geographic region and product lines, this is primarily a function of the complex state and local laws and regulations regarding how the Registrant secures its rights on sold product (i.e., lien rights, surety bonds) to help ensure collection, not how the Registrant manages its business. The Registrant believes that its centralized administrative approach serving the total company is consistent with its single operating segment conclusion.

Operating Segment Evaluation

The Registrant acknowledges the Staff’s comment regarding the industries listed on the Registrant’s website and the Registrant’s two Presidents and six RVPs. The Registrant provides the following information and analysis that the Registrant utilized in concluding that it has a single operating segment.

K. Bagley	May 21, 2021

Product Lines

The Registrant includes disaggregated revenue disclosures within in its financial statements on the basis of: (a) pipes, valves & fittings, (b) storm drainage products, (c) fire protection products and (d) meter products. While the CODM does receive disaggregated revenues for product line financial information, the CODM only receives measures of profitability on a total company basis. As such, the product lines do not meet the criteria for operating segment classification.

Waterworks and Fire Protection

The Registrant organizes its branches into waterworks or fire protection primarily based upon whether such branches primarily sell goods from the fire protection product line or from the various other product lines. The CODM does not receive financial information with measures of profitability associated with the aggregation of waterworks or fire protection branches. Therefore, waterworks and fire protection do not meet the criteria for operating segment classification.

Geographic

Given the vast number of branch locations across the country, the Registrant has aggregated waterworks-centric branches into six geographic areas. Each region has a RVP who is responsible for driving company-wide initiatives into the branches in their respective territories. While the CODM does receive disaggregated revenues for geographic financial information, the CODM only receives measures of profitability on a total company basis. As such, the geographic areas do not meet the criteria for operating segment classification.

Industries

The Registrant’s website includes reference to four industries: Waterworks, Fire Protection, Landfill and Erosion Control. The website was developed primarily to market to current and potential customers regarding the Registrant’s wide array of product lines and industries that benefit from its products. The CODM does not receive financial information with measures of profitability associated with these industries. Therefore, these industries do not meet the criteria for operating segment classification.

Conclusion

As noted above, the CODM only reviews measures of profitability on a consolidated basis, including the most critical financial metric of Adjusted EBITDA. Therefore, the total company is the only level of the Registrant that meets all three criteria of ASC 280-10-50-1. As such, the Registrant has concluded that the total company is its only operating segment and has included such conclusion in the notes to the historical financial statements included in the Registration Statement and will continue to include such disclosure in the prospective financial statements of the Registrant.

Note 2) Summary of Significant Accounting Policies

Property and Equipment

Acquisitions and Goodwill, page F-14

28.

Please tell us the levels you use to assess impairment of long-lived assets and goodwill. In doing so, also explain how you determined the long-lived asset groupings and goodwill reporting units used. Refer to ASC 360-10-35-23 through 35-25 and ASC 350-20-35-33 through 35-46.

The Registrant acknowledges the Staff’s comment and provides the following information and rationale that the Registrant utilized in determining the levels utilized for evaluating goodwill for impairment in accordance with ASC 350 and long-lived asset groupings in accordance with ASC 360.

K. Bagley	May 21, 2021

Goodwill Impairment

As required by ASC 350-25-35-34, the Registrant considered whether there are components of the Registrant’s single operating segment that should be identified as reporting units for the purposes of testing goodwill for impairment. A component is a reporting unit if it represents a business in accordance with ASC 805-10 for which discrete financial information is available and segment management regularly reviews the operating results of that component. ASC 350-20-35-33 indicates that the provisions of ASC 280 should be used in the determination of reporting units of a segment.

Similar to the assessment of the CODM in identifying operating segments, the Registrant began its analysis through a determination of who represents the segment manager. ASC 280-10-50-7 defines segment management as either a level below or the same level as the CODM. Given that the Registrant has concluded it has a single operating segment, the analysis of the segment manager is identical to the assessment of the CODM provided in the response to comment #27 above. As such, the CEO, Stephen O. LeClair, is considered to be the segment manager.

As part of the operating segment assessment, the Registrant determined that the CEO reviews financial information of only the total company on a regular basis and therefore the Registrant operates a single segment. Performing the same assessment using the similar criteria presented in ASC 350-20-35-34 led the Registrant to conclude that there is only one reporting unit – its total company. The Registrant notes that this conclusion is contemplated by the guidance in ASC 350-20-35-36, which states that “[a]n operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.” This is reiterated in ASC 350-20-35-37, which states that “a reporting unit could be the same as an operating segment, which could be the same as a reportable segment, which could be the same as the entity as a whole (entity level).”

Based upon the aforementioned assessment, the Registrant has concluded that goodwill of the Registrant should be evaluated for the Registrant as a whole at the entity level.

Long-Lived Assets

The Registrant’s long-lived assets primarily consist of property, plant and equipment at its branch and centralized administrative locations and customer relationship intangible assets. In accordance with ASC 360-10-35-23, the Registrant first determined the lowest level for which identifiable cash flows were largely independent of the cash flows of other assets and liabilities. The Registrant has 285 branches that are the result of various acquisitions and new facility expansion (i.e., greenfields) that have been integrated into the existing business. As acquisitions occur, the Registrant consolidates resources, branches and customer relationships from acquisitions into the existing business to support the total company. For example, acquisitions may result in the establishment of new customer relationships for the Registrant or deepen those that already exist. In addition, customer relationships span multiple geographic locations depending on the customer’s size and scale, which may even be on a nationwide basis. Further, the Registrant’s organizational structure was established to generate efficiencies through leveraging centralized resources (e.g., customer credit, accounts payable, information technology) to support the total company instead of decentralizing these functions at each branch or geographic location. Therefore, there is not a level below the total company for which identifiable cash flows are largely independent of the Registrant’s customer relationships and centralized property, plant and equipment. As a result, the Registrant has concluded that a single asset grouping for assessing impairment of long-lived assets is appropriate.

*****

K. Bagley	May 21, 2021

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Peter J. Loughran at (212) 909-6375.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Rufus Decker
Dietrich King
Patrick Kuhn
U.S. Securities and Exchange Commission
Stephen O. LeClair
Core & Main, Inc.